UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 4, 2025

Sunoco LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	No. 001-35653	30-0740483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	8111 Westchester Drive, Suite 400 Dallas, Texas	75225
	(Address of Principal Executive Offices)	(Zip Code)

(214) 981-0700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Units Representing Limited Partner Interests	SUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On May 5, 2025, Sunoco LP, a Delaware limited partnership (“Sunoco”), and Parkland Corporation, a corporation organized and existing under the laws of the Province of Alberta, Canada (“Parkland”), issued a joint press release announcing their entry into an Arrangement Agreement, dated as of May 4, 2025 (the “Agreement”), with NuStar GP Holdings, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Sunoco (“SUNCorp”), and 2709716 Alberta Ltd., a corporation organized and existing under the laws of the Province of Alberta, Canada, pursuant to which, among other things, and on the terms and subject to the conditions set forth therein (i) Sunoco will acquire all of the issued and outstanding common shares of Parkland and (ii) Parkland shareholders will receive (subject to an election mechanism and proration procedures in the Agreement) consideration in the form of cash and common units representing limited liability company interests in SUNCorp, which, upon the closing, will become a publicly traded company. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Additionally, on May 5, 2025, Sunoco and Parkland issued a joint investor presentation, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco and Parkland, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, the creation of SUNCorp and approval of the listing of the SUNCorp units on the New York Stock Exchange, and receipt of Parkland shareholder approval; and the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Important Information about the Transaction and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SUNCorp intends to file any relevant materials with the SEC, which may include a registration statement on Form S-4 and/or Form S-1, which registration statement, if and when filed, will contain a preliminary prospectus of SUNCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SUNCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SUNCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This current report on Form 8-K is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

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Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Joint Press Release, dated as of May 5, 2025.

99.2	Joint Investor Presentation, dated as of May 5, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNOCO LP
By: SUNOCO GP LLC, its general partner

By:	/s/ Dylan Bramhall
Name:	Dylan Bramhall
Title:	Chief Financial Officer

Date: May 5, 2025

Exhibit 99.1

Sunoco LP to Acquire Parkland Corporation in Transaction Valued at $9.1 Billion

DALLAS, May 5, 2025 - Sunoco LP (NYSE: SUN) (“Sunoco” or the “Partnership”) and Parkland Corporation (TSX: PKI) (“Parkland”) announced today that the parties have entered into a definitive agreement whereby Sunoco will acquire all outstanding shares of Parkland in a cash and equity transaction valued at approximately $9.1 billion, including assumed debt.

As part of the transaction, Sunoco intends to form a new publicly-traded Delaware limited liability company named SUNCorp, LLC (“SUNCorp”). SUNCorp will hold limited partnership units of Sunoco that are economically equivalent to Sunoco’s publicly-traded common units on the basis of one Sunoco common unit for each outstanding SUNCorp unit. This new publicly-traded entity will be treated as a corporation for tax purposes. For a period of two years following closing of the transaction, Sunoco will ensure that SUNCorp unitholders will receive the same dividend equivalent as the distribution to Sunoco unitholders.

Transaction Details

Under the terms of the agreement, Parkland shareholders will receive 0.295 SUNCorp units and C$19.80 for each Parkland share, implying a 25% premium based on the 7-day VWAP’s of both Parkland and Sunoco as of May 2, 2025. Parkland shareholders can elect, in the alternative, to receive C$44.00 per Parkland share in cash or 0.536 SUNCorp units for each Parkland share, subject to proration to ensure that the aggregate consideration payable in connection with the transaction does not exceed C$19.80 in cash per Parkland share outstanding as of immediately before close and 0.295 SUNCorp units per Parkland share outstanding as of immediately before close.

Sunoco has secured a $2.65 billion 364-day bridge term loan for the proposed cash consideration.

The transaction has been unanimously approved by the board of directors of both companies and is expected to close in the second half of 2025 upon the satisfaction of closing conditions, including approval by Parkland’s shareholders and customary regulatory and stock exchange listing approvals.

Strategic Rationale

•

Compelling Financial Benefits. Immediately accretive, with 10%+ accretion to distributable cash flow per Common Unit and $250 million in run-rate synergies by Year 3. Expect to return to 4x long-term leverage target within 12-18 months post-close.

•	Strong Industrial Logic. Complementary assets enables advantaged fuel supply and further diversifies Sunoco’s portfolio and geographic footprint.

•	Accelerated Accretive Growth. Increases cash flow generation for reinvestment and distribution growth.

Benefits to Canada and Responsible Stewardship

•	Employment in Canada. Sunoco will maintain a Canadian headquarters in Calgary and significant employment levels in Canada.

•

Burnaby Refinery. Sunoco is committed to continuing to invest in Parkland’s innovative refinery, which produces low-carbon fuels, while maintaining safe, healthy and growing operations for the long-term. The refinery will continue to operate and supply fuel within the Lower Mainland.

•	Transportation Energy Infrastructure Expansion. Sunoco will continue to support Parkland’s plan to expand its Canadian transportation energy infrastructure.

•

Expanded Investment Opportunities. The combined company’s expanded free cash flow will provide additional resources for reinvestment in Canada, the Caribbean, and the United States in support of both existing and new opportunities.

Additional details will be made available today in a presentation on the Investor Relations section of Sunoco’s website at www.SunocoLP.com under Webcasts and Presentations and on the Investor section of Parkland’s website at www.parkland.ca.

Conference Call Information

Sunoco LP management will hold a conference call on Monday, May 5 at 8:30 a.m. Eastern Daylight Time (7:30 a.m. Central Daylight Time) to discuss the transaction. To participate, dial 877-407-6184 (toll free) or 201-389-0877 at least 10 minutes before the call and ask for the Sunoco LP conference call. The conference call will also be accessible live and for later replay via webcast in the Investor Relations section of Sunoco’s website at www.SunocoLP.com under Webcasts and Presentations.

Advisors

Barclays and RBC Capital Markets served as the exclusive financial advisors to Sunoco. Barclays and RBC Capital Markets provided committed financing. Stikeman Elliott LLP, Weil, Gotshal & Manges LLP, and Vinson & Elkins LLP acted as Sunoco’s legal advisors.

Goldman Sachs Canada Inc. and BofA Securities served as financial advisors to Parkland. BMO Capital Markets acted as financial advisor to Parkland’s Special Committee. Norton Rose Fulbright Canada LLP acted as Parkland’s legal advisor. Torys LLP acted as legal advisor to Parkland’s Special Committee.

About Sunoco

Sunoco LP (NYSE: SUN) is a leading energy infrastructure and fuel distribution master limited partnership operating in over 40 U.S. states, Puerto Rico, Europe, and Mexico. The Partnership’s midstream operations include an extensive network of approximately 14,000 miles of pipeline and over 100 terminals. This critical infrastructure complements the Partnership’s fuel distribution operations, which serve approximately 7,400 Sunoco and partner branded locations and additional independent dealers and commercial customers. SUN’s general partner is owned by Energy Transfer LP (NYSE: ET).

About Parkland

Parkland is a leading international fuel distributor, marketer, and convenience retailer with safe and reliable operations in twenty-six countries across the Americas. Our retail network meets the fuel, and convenience needs of everyday consumers. Our commercial operations provide businesses with fuel to operate, complete projects and better serve their customers. In addition to meeting our customers’ needs for essential fuels, Parkland provides a range of choices to help them lower their environmental impact, including manufacturing and blending renewable fuels, ultra-fast EV charging, a variety of solutions for carbon credits and renewables, and solar power. With approximately 4,000 retail and commercial locations across Canada, the United States, and the Caribbean region, we have developed supply, distribution, and trading capabilities to accelerate growth and business performance.

Our strategy is focused on two interconnected pillars: our Customer Advantage and our Supply Advantage. Through our Customer Advantage, we aim to be the first choice of our customers through our proprietary brands, differentiated offers, extensive network, competitive pricing, reliable service, and compelling loyalty program. Our Supply Advantage is based on achieving the lowest cost to serve among independent fuel marketers and distributors in the hard-to-serve markets in which we operate, through our well-positioned assets, significant scale, and deep supply and logistics capabilities. Our business is underpinned by our people and our values of safety, integrity, community, and respect, which are embedded across our organization.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and Parkland Corporation (“Parkland”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, the creation of SUNCorp and approval of the listing of the SUNCorp units on the New York Stock Exchange, and receipt of Parkland shareholder approval; and the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SUNCorp intends to file any relevant materials with the U.S. Securities and Exchange Commission (“SEC”), which may include a registration statement on Form S-4 and/or Form S-1, which registration statement, if and when filed, will contain a preliminary prospectus of SUNCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SUNCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SUNCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

Additional information about Parkland can be found under its corporate profile on SEDAR at www.sedar.com, on its website at www.parkland.ca, or by contacting the contact below.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.

The information contained in this communication is available on our website at www.sunocolp.com.

Contacts

SUN Investors:	PKI Investors:

Scott Grischow
(214) 840-5660	1-855-355-1051
scott.grischow@sunoco.com	Investor.Relations@parkland.ca

SUN Media:	PKI Media:

Chris Cho
(469) 646-1647	1-855-301-5427
chris.cho@sunoco.com	Public.Relations@parkland.ca

Exhibit 99.2

Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and Parkland Corporation (“Parkland”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, the creation of SUNCorp and approval of the listing of the SUNCorp units on the New York Stock Exchange, and receipt of Parkland shareholder approval; and the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication. This presentation includes certain non-GAAP financial measures as defined under SEC Regulation G. Adjusted EBITDA is defined as net income before net interest expense, income tax expense, depreciation, amortization and accretion expense, non-cash unit-based compensation expense, unrealized gains and losses on commodity derivatives and inventory adjustments, and certain other operating expenses reflected in net income that we do not believe are indicative of ongoing core operations, such as gain or loss on disposal of assets and impairment charges. We define Distributable Cash Flow, as adjusted (“DCF”), as Adjusted EBITDA less cash interest expense, including the accrual of interest expense related to our long-term debt which is paid on a semi-annual basis, current income tax expense, maintenance capital expenditures and other non-cash adjustments. This presentation includes the forward-looking non-GAAP measure of Adjusted EBITDA. Due to the forward-looking nature of the aforementioned non-GAAP financial measure, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure without unreasonable effort, due to the inherent difficulty in quantifying certain amounts due to a variety of factors, including the unpredictability of commodity price movements and future charges or reversals outside the normal course of business which may be significant. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measure to its most directly comparable forward-looking GAAP financial measure.

Sunoco Investor Relations Contact Information Scott Grischow Treasurer, Senior Vice President - Finance (214) 840-5660 scott.grischow@sunoco.com Additional Information and Where to Find It In connection with the potential transaction between Sunoco and Parkland, SUNCorp intends to file any relevant materials with the U.S. Securities and Exchange Commission (“SEC”), which may include a registration statement on Form S-4 and/or Form S-1, which registration statement, if and when filed, will contain a preliminary prospectus of SUNCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SUNCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SUNCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below. Additional information about Parkland can be found under its corporate profile on SEDAR at www.sedar.com, on its website at www.parkland.ca, or by contacting the contact below. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws. The information contained in this communication is available on our website at www.sunocolp.com. Parkland Investor Relations Contact Information 1-855-355-1051 Investor.Relations@parkland.ca

SUNCorp Equity Transaction Overview Will acquire 100% of the outstanding PKI shares in a cash and equity transaction Each PKI share will be exchanged for 0.295 SUNCorp units and C$19.80 Represents a premium of 25% based upon 7-day VWAP as of May 2, 2025 $3.0 billion of SUNCorp equity issued to PKI shareholders $2.6 billion of cash consideration supported by fully committed bridge facility and expected to be permanently financed through combination of senior notes and preferred equity offering prior to close $3.5 billion of existing PKI net debt assumed Expect to close in the second half of 2025 and subject to customary closing conditions including shareholder and regulatory approvals PKI shareholders to receive equity portion of consideration in form of new publicly traded vehicle – SUNCorp SUNCorp will be a 1099 security and treated as a corporation for tax purposes SUNCorp will own common equivalent units of Sunoco LP SUNCorp’s cash flow will come from distributions from Sunoco LP SUNCorp Unitholders SUNCorp Dividends Distributions Distributions SUN Unitholders Sunoco LP Key Terms of the Transaction $9.1 Billion Transaction Value

Compelling Financial Benefits 10%+ accretive to DCF(1) per common unit by Year 3 Immediately accretive in Year 1 Return to ~4x leverage target within 12 to 18 months Increased Cash Flow Creates Financial Flexibility Strong Industrial Logic Creates largest independent fuel distributor in the Americas Vast scale provides optionality and cost advantages Diversifies portfolio optimized for stability with upside Generates >50% FCF(2) increase vs. SUN as stand-alone Expands landscape of investment opportunities Proven track record of disciplined capital allocation and returning capital to investors Strategic Rationale Distributable Cash Flow, as adjusted is a non-GAAP number. For a definition, please see slide 2 Defined as Distributable Cash Flow, as adjusted less distributions

Critical Energy Infrastructure Operator and Premier Fuel Distributor Terminals Fuel Distribution Pipelines Hawaii Transmix Facilities Burnaby Refinery Europe(1) (1) Includes pending acquisition with an anticipated close in the second half of 2025

Complementary geographic footprint and combined volume creates synergies to reduce cost of goods sold Diversified supply chain provides critical optionality, enabling stability and surety of supply Expanded demand profile and customer base further diversifies and strengthens supply chain Combined Scale in the Americas Will Deliver Commercial Synergies Top Independent Global Fuel Distributors Pro-Forma Company Will Be the Largest Independent Fuel Distributor in the Americas with Over 15 Billion Gallons Distributed Annually Fuel Supply Improvement Global Distributor 1 Global Distributor 2 Pro-Forma SUN Global Distributor 3 Global Distributor 4 SUN PKI N. American Distributor 1 N. American Distributor 2 Global Distributor 5 Global Distributor 6 N. American Distributor 3 Global Distributor 7 N. American Distributor 4 Source: Public company filings

Key Components of Value Creation from Growth Leverage SUN’s Proven History of Expense Management and Asset Optimization E SUN’s Demonstrated Track Record of Expense Discipline EBITDA(1) and DCF(1) growth have consistently outpaced total expense growth Outperformed on expense control during periods of high inflation Proactively managed expenses contributing to income stability Delivered synergies quickly and efficiently Executed on asset optimization strategies Adjusted EBITDA and Distributable Cash Flow, as adjusted is a non-GAAP number. For a definition, please see slide 2 Total operating expenses include general and administrative, lease, and other operating expenses (1) (2)

Industry Leading Scale and Greater Diversification U.S. Fuel Distribution Terminals Pipelines Canada Fuel Distribution Caribbean Fuel Distribution Refining ~14,000 miles of pipeline and 124 terminals Geographic and commodity diversity Stable and growing fuel distribution business ~4,000 locations Operations in 26 countries Unique, well-positioned and hard-to-replicate assets SUN PKI SUN + PKI

Compelling Financial Benefits Immediately accretive in Year 1 At least $250 million in run rate synergies by Year 3 Acquisition economics reflect below mid-cycle refinery income – provides conservative floor with periodic upside Delivers 10%+ Accretion to DCF(1) per Common Unit by Year 3 Additional operational and geographic diversification with increased scale reduces business risk Committed to maintaining financial discipline and responsible financial policy Improves Long Term Credit Profile Strong Balance Sheet: Expect to return to ~4x target leverage ratio within 12 to 18 months post-close Secure Distribution: Significant accretion and strong distribution coverage further support continued distribution growth Disciplined Growth: Increased cash flow to fund growth; larger operating platform expands opportunity set for organic growth and acquisitions Continues SUN’s Successful Capital Allocation Strategy on a Larger Scale Distributable Cash Flow, as adjusted is a non-GAAP number. For a definition, please see slide 2

Material Growth of Cash Flow Creates Financial Flexibility Distributable Cash Flow, as adjusted is a non-GAAP number. For a definition, please see slide 2 Defined as Distributable Cash Flow, as adjusted less distributions Distribution per Common Unit DCF(1) per Common Unit 7% CAGR in DCF(1) per Common Unit (2017 - 2024) Ample room for continued distribution growth Expands landscape of investment opportunities across the U.S., Canada, Europe and the Caribbean Proven track record of delivering on acquisitions and growth projects - NuStar acquisition case study: Increased total synergies by over 30% (relative to initial announcement) Shortened time frame to capture synergies and on-pace to deliver run-rate ahead of schedule Returned leverage to ~4x target inside of 6 months compared to initial 12-18 month commitment Delivered on synergy and optimization targets while maintaining base business performance in line with expectations Since 2017, SUN Has Materially Grown DCF(1) per Common Unit Pro-Forma Company Expects to Generate >$1 Billion of Run-Rate Free Cash Flow(2) SUN is the only AMZI constituent to grow DCF(1) per common unit for the last eight consecutive years (2017 – 2024)

Combination Benefits All Stakeholders of SUN and PKI Delivers 10%+ Accretion Increases Stability Strengthens Financial Foundation Enhances Growth

North America’s Largest Independent Fuel Distributor and Leading Operator of Critical Energy Infrastructure ~9 billion Gallons Distributed ~14,000 Miles of Pipeline 124 Terminals ~800 Real Estate Assets ~7,400 Branded Locations 4 Transmix Facilities

Strong Financial Foundation Market capitalization: ~$8 billion(1) Enterprise value: ~$15 billion(1) 2024 Revenue: ~$22 billion 2025E Adjusted EBITDA: ~$1.925 billion(2) Distribution yield: ~6%(1) Ample liquidity under $1.5 billion unsecured revolving credit facility(3) Core constituent of the Alerian MLP Index (AMZ) and the Alerian MLP Infrastructure Index (AMZI) Sunoco LP (NYSE:SUN) Balanced Senior Note Maturity Profile Multi-Year Distribution Growth While Maintaining a Positive Credit Trajectory Total outstanding: ~$7 billion WAVG tenor: ~5 years WAVG interest rate: ~6% Multiple credit rating upgrades since 2017 Multi-year distribution growth with clear path to future increases 2018 Upgrade(4): BB-/B1/BB 2022 Upgrades(4): BB/Ba3/BB+ 2024 Upgrades(4): BB+/Ba1/BB+ 2017 Ratings(4): BB-/B1/BB- Distribution per Common Unit Maintained $3.30 per Common Unit distribution $3.37 $3.50 As of April 30, 2025 (2) Midpoint of 2025 Adjusted EBITDA guidance (3) Undrawn as of March 31, 2025

Delivered Significant Returns SUN +406%(1) (22% annual return) S&P 500 +168%(1) (13% annual return) AMZI +50%(1) (5% annual return) In 2017, SUN announced a new strategic direction focusing on fuel distribution and critical energy infrastructure (1) As of April 30, 2025. Defined as price appreciation plus reinvestment of dividends/distributions. Source: Bloomberg

Diverse and Stable Business Segments Terminals Wholesale margins have normalized higher Higher breakeven margins expected to remain Scale and proprietary brand enable higher margin capture Portfolio optimized for stability and upside Fuel Distribution Pipeline Systems

Diverse and Stable Business Segments Terminals will remain high-value, critical infrastructure for decades Terminal portfolio delivers long-term income stability Vertical integration maximizes the value of terminals Terminals Fuel Distribution Pipeline Systems

Diverse and Stable Business Segments Pipeline systems will remain high-value, critical infrastructure for decades Pipeline systems provide long-term income stability Permian Basin joint venture with Energy Transfer Mid-continent refined products system Southwest crude and refined products system Ammonia system Pipeline Systems Terminals Fuel Distribution

Compelling Long-Term Investment Defined as Net Debt to Adjusted EBITDA. Adjusted EBITDA is a non-GAAP number. For a definition, please see slide 2. Distributable Cash Flow, as adjusted is a non-GAAP number. For a definition, please see slide 2. Positive credit trajectory resulted in multiple credit rating upgrades since 2018 - with potential to pursue investment grade rating Returned to 4.0x leverage(1) target five months after closing NuStar acquisition, demonstrating ability to combine material growth with balance sheet management Ample liquidity and strong credit profile provide financial flexibility for material growth Strong Balance Sheet Only AMZI constituent to grow DCF(2) per Common Unit for the last eight consecutive years (2017 - 2024) Since 2017, deployed over $9 billion of growth and acquisition capital, increasing DCF(2) per Common Unit by approximately 60% Acquisition opportunity set and proven evaluation criteria enable ongoing accretive growth Accretive Growth One of only six AMZI constituents to not reduce distributions during 2014 - 2024 market cycles (e.g., COVID and geopolitical events) Strong coverage ratio and accretive growth have positioned SUN for ongoing distribution increases Portfolio of stable income streams with significant operating scale and attractive sector fundamentals support a secure and growing distribution Secure and Growing Distribution

Parkland Corporation A Leading Distributor of Fuel and Convenience Products C$11.9 Billion Enterprise Value C$5.7 Billion Market Capitalization 4.3% Dividend Yield BB Stable Corporate Credit Rating 7 Outstanding bonds (3 CAD, 4 USD) 26 Countries of Operations ~25 Billion Litres of Product Sold (TTM) ~4,000 Locations ~6,000 Employees Nationally Recognized and Locally Relevant Brands ~3% CAGR Dividend per Share

Resilient Business Model Customer and Supply Advantages are Competitive Differentiators Customer Advantage Retail Commercial Supply Advantage Logistics Assets Capabilities Scale Loyal Customers Lowest cost to serve One Parkland Team

Segment1 Contribution Line of Business1 Contribution Product Contribution ~C$1.7 billion Adjusted EBITDA 2024 ~25 billion litres Fuel Volume 2024 1. Corporate segment allocated on a proportional basis. 2. Other includes crude oil, aviation fuel, asphalt, fuel oils, gas oils, ethanol and biodiesel. Canada 42% International 37% USA 10% Refining 11% Refining 11% Retail 51% Commercial 38% Gasoline 49% Diesel 34% Other2 17% Resilient Business Model Diversified Products and Geographies

Retail (50%) Gasoline (60%) Dealer (40%) Convenience (40%) Company (60%) High-volume company owned sites Retailer and company operated Integrated fuel and convenience margins Parkland controlled branded offer: fuel, convenience, food and loyalty Typically, lower volume, mostly rural locations; Dealer owned Dealer operated; 10 to 15-year exclusive contracts Wholesale fuel margins only Full offer for dealers: fuel brands, loyalty, ON the RUN and M&M Foods Commercial (35%) Diesel and Jet (80%) Lubes & Other (20%) Diversified customer base and product offering Fuel volumes optimize asset utilization Contracted up to 5 years Renewable fuels and lubricants Refining (15%) Advantaged supply to support integrated margins Niche refinery Co-processing: most economic way to B.C. LCFS compliance Resilient Business Model Approximate Adjusted EBITDA Contribution

Resilient Business Model Strategic Geographies Underpinned By Supply Advantage 1. The Burnaby Refinery experienced an unplanned shutdown during the first quarter of 2024, and safely returned to normal operations on March 29, 2024. Lower refining margins also impacted the year. In $C millions unless otherwise noted 2023 20241 Canada 713 753 International 678 654 USA 186 168 Refining 441 198 Corporate (105) (83) Adjusted EBITDA 1,913 1,690 Net earnings (loss) 471 127 Net earnings (loss) per share (Basic) 2.68 0.73 Cash generated from (used in) operating activities 1,780 1,535 Per share 10.13 8.80 Available cash flow 812 556 Per share 4.61 3.19

Platform For Growth Executing on Accretive Organic Initiatives Grow ON the RUN with differentiated food offer Meet customer energy needs Enhance digital platform Retail Grow fuel volumes through multi-product offer Provide safe and reliable delivery Expand renewable business Commercial Leverage scale to grow purchasing power Optimize logistics capabilities Expand supply optionality Supply